Exhibit 99.1

News Release

Orla Mining Reports Second Quarter 2024 Financial Results and Improves Annual Production and Cost Guidance

Robust Margin Expansion Driving Record Free Cash Flow

VANCOUVER, BC, Aug. 12, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today announces the results for the second quarter ended June 30, 2024.

(All amounts expressed in U.S. dollars unless otherwise stated)

Second Quarter 2024 Highlights

•	Second quarter gold production was 33,206 ounces and gold sold was 34,875 ounces (pre-released). Year to date, Camino Rojo has been performing better than plan and, as a result, the Company is increasing full year gold production guidance to 120,000 to 130,000 ounces from its initial guidance of 110,000 to 120,000 ounces.
•	Second quarter 2024 all-in sustaining cost[1] ("AISC") was $782 per ounce of gold sold, while year to date AISC is $843 per ounce of gold sold. AISC guidance for the full year 2024 has been improved to a range of $800 to $900 per ounce of gold sold from the original guidance of $875 to $975 per ounce.

•	Adjusted earnings[1] for the second quarter were $23.0 million or $0.07 per share.

•	Net income for the second quarter was $24.3 million or $0.08 per share.
•	Second quarter operating profit margin[2] of 64%, and net profit margin[3] of 29%.

•	Cash flow from operating activities before changes in non-cash working capital during the second quarter was $53.2 million.

•	Exploration and project expenditure[1] was $9.7 million during the quarter, of which $3.1 million was capitalized and $6.6 million was expensed.

•	As at June 30, 2024, Orla's cash balance was $154.3 million, an increase of $36.2 million over the previous quarter. Net cash[1] at the end of the quarter was $76.0 million.

•	During the quarter, the Company repaid $10.0 million on its revolving credit facility. Subsequent to quarter end, the Company made a further $20.0 million re-payment reducing the outstanding balance drawn to $58.4 million.

"The combination of Camino Rojo's consistent low-cost production with a higher gold price is driving margin expansion and strong cash flow for the business. This cash is being used to invest in growth and strengthen our balance sheet. We have established a strong foundation to build upon."

-   Jason Simpson, President and Chief Executive Officer of Orla

_________________________________________________
[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.
[2] Defined as revenue minus cost of sales, divided by revenue.
[3] Defined as net income divided by revenue.

Financial and Operations Update

Table 1: Financial and Operating Highlights		Q2 2024	YTD 2024
Operating
Gold Produced	oz	33,206	66,429
Gold Sold	oz	34,875	66,921
Average Realized Gold Price[1]	$/oz	$2,332	$2,201
Cost of Sales - Operating Cost	$m	$18.5	$36.6
Cash Cost per Ounce[1]	$/oz	$498	$535
All-in Sustaining Cost per Ounce[1]	$/oz	$782	$843

Financial
Revenue	$m	$84.6	$151.8
Net Income (Loss)	$m	$24.3	$41.8
Adjusted Earnings[1]	$m	$23.0	$39.9
Earnings per Share - basic	$/sh	$0.08	$0.13
Adjusted Earnings per Share - basic[1]	$/sh	$0.07	$0.13

Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$53.2	$74.9
Free Cash Flow[1]	$m	$44.1	$68.0

Financial Position		June 30, 2024	Dec 31, 2023
Cash and Cash Equivalents	$m	$154.3	$96.6
Net Cash[1]	$m	$76.0	$8.3
[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this news release.

Second Quarter 2024 Financial and Operations Summary

The Camino Rojo Oxide Gold Mine produced 33,206 ounces of gold in the second quarter of 2024 at an average ore stacking rate of 19,717 tonnes per day. The average mining rate during the second quarter was 43,479 tonnes per day with a strip ratio of 1.08. The average grade of ore stacked during the second quarter was 0.87 g/t gold, in line with plan. Waste stripping is expected to continue to ramp up in the second half of the year at a strip ratio of approximately 1.50 and an average mining rate of approximately 50,000 tonnes per day. Gold sold during the second quarter 2024 totaled 34,875 ounces and cash costs and AISC totaled $498 and $782 per ounce of gold sold, respectively.

Sustaining capital during the second quarter of 2024 totaled $4.9 million. This included mainly the construction of phase 2 of the heap leach pad. Year to date, sustaining capital expenditures are on schedule and amount to $9.9 million, or 55% of the total planned for the full year.

During the second half of 2023, the Company initiated a program to test the impact of reduced crushed size from P80 28mm to P80 23mm. The initial results of this test program were positive and resulted in higher gold recovery from the heap leach in the range of 3-5%. The testing will continue in 2024, as will testing of reduced crush size on other ore types.

Exploration and Projects Update

In the second quarter, exploration efforts were primarily concentrated on drilling activities at Camino Rojo in Mexico, with a startup drill program commencing in Nevada in late May. By the end of the second quarter, a total of 20,958 metres had been drilled, with the focus mainly on the Camino Rojo Extension.

Camino Rojo Extension Exploration (Mexico)

As part of the near-mine exploration at Camino Rojo, the focus in the second quarter was on the promising Camino Rojo Extension, with a 30,000-metre drill program designed to test and expand the potential of the still-open mineralization at the expansive Camino Rojo deposit. The Company drilled over 7,847 metres and 13 holes during the quarter with assays and metallurgical testing in progress. Orla also issued a news release in late June, highlighting positive drill intersections and metallurgical results of exploration activities from the first half of 2024 at the Camino Rojo Sulphide Extension.

Camino Rojo Sulphides Project Planning (Mexico)

The Company plans on completing a preliminary underground resource estimate on the Camino Rojo Sulphides. A metallurgical study of the most recent phase of Camino Rojo Sulphide infill drilling is expected to continue throughout 2024.

South Railroad Exploration (Nevada)

The 2024 Exploration program at South Railroad began in late May, with a 23,000-metre drill program aimed at continuing to test potential extensions of known oxide deposits, such as the Pinion and Dark Star Development Projects, advancing satellite mineralized zones, and exploring new targets throughout the remainder of the year.

South Railroad Project Permitting (Nevada)

The Company continues baseline environmental data collection to facilitate the environmental studies required to support development of the Environmental Impact Statement ("EIS"), and the overall National Environmental Policy Act ("NEPA") permitting process. Orla is currently expanding on this work to allow flexibility in project planning when working with the Bureau of Land Management ("BLM") during the permitting process. The next step in the NEPA process will be the BLM publishing the Notice of Intent in the Federal Register, followed by public scoping meetings in conjunction with the development of the EIS. SWCA Environmental Consultants have been engaged to manage the EIS process on behalf of the BLM. The process will culminate in the BLM publishing a Record of Decision for the project. The Company expects this permitting process to continue over 2024 and 2025, with construction at South Railroad commencing in 2026.

Contact Gold Acquisition

During the second quarter, on April 29, 2024, the Company acquired all the outstanding common shares of Contact Gold Corp. ("Contact"), a publicly listed company. The Contact properties acquired consist mainly of the Pony Creek property and the Green Springs property both located in Nevada, USA.

For further details, please see the Company's news releases dated February 26, 2024, and April 29, 2024.

Panama Update

In March 2024, the Company filed a Notice of Intent to Arbitrate with the Government of Panama under the Canada-Panama Free Trade Agreement (the "FTA"), in respect of the Cerro Quema Project. The Notice of Intent asserted that certain measures taken by Panama constituted violations of Panama's legal obligations under the FTA and customary international law. The Notice of Intent was intended to facilitate a 30-day consultation period to reach an amicable resolution to the Company's claim. As no resolution was reached, the Company proceeded with filing a Request to Arbitrate on July 3, 2024. The arbitration will be facilitated and administered by the International Centre for Settlement of Investment Disputes (ICSID) in Washington, DC, under its Arbitration Rules. As part of the FTA requirements, the Company submitted an initial and preliminary estimate of damages claimed of no less than US$400 million, plus pre-award and post-award interest.

Although the Company intends to vigorously pursue these legal remedies, the Company's preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

2024 Guidance - Q2 Update

During the second quarter, the Company spent a total of $9.7 million in exploration and project development, of which $3.1 million was capitalized and $6.6 million was expensed.

The Company provides the following improved 2024 production and cost guidance which will be driven by higher stacked ore tonnes and improved metal recoveries of both gold and silver.

The Company is increasing full year gold production guidance to a range of 120,000 to 130,000 ounces from its initial guidance range of 100,000 to 110,000 ounces. The Company is also reducing AISC guidance for the full year 2024 to a range of $800 to $900 per ounce of gold sold from the original guidance of $875 to $975 per ounce.

		Original 2024 Guidance	Updated 2024 Guidance	YTD Q2 2024
Gold Production	Oz	110,000 - 120,000	120,000 - 130,0000	66,249
Total Cash Cost (net of by-product)[1]	$/oz au sold	$625 - $725	$550 - $650	$535
AISC[1]	$/oz au sold	$875 - $975	$800 - $900	$843
Capital Expenditures	$m	$31.0	No change	$16.4
Sustaining capital expenditures	$m	$18.0		$9.9
Non-sustaining capital expenditures	$m	$13.0		$6.5
Exploration Expenses & Project Development (expensed)[3]	$m	$31.0	$34.0	$11.4
1. Total Cash Cost and AISC are not non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 18.0 and CAD/USD of 1.33. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$10/oz on AISC.
3. The initial FY 2024 expensed exploration guidance of $31.0 million was increased to reflect additional planned exploration at Pony Creek of $3.0 million, following the acquisition of Contact Gold.

Financial Statements

Orla's unaudited financial statements and management's discussion and analysis for the quarter ended June 30, 2024, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - Standards of Disclosure for Mineral Projects.

Second Quarter 2024 Conference Call

Orla will host a conference call on Tuesday August 13, 2024, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the second quarter 2024:

Dial-In Numbers / Webcast:

Conference ID:	5844017

Toll Free:	1 (888) 550-5302

Toll:	1 (646) 960-0685

Webcast:	https://orlamining.com/investors/presentations-and-events/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").  In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.  The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Revenue	$ 84,570	$ 59,272	$ 151,848	$ 110,403
Silver sales	(3,256)	(475)	(4,566)	(899)
Gold sales	81,314	58,797	147,282	109,504
Ounces of gold sold	34,875	29,773	66,921	56,632
AVERAGE REALIZED GOLD PRICE	$ 2,332	$ 1,975	$ 2,201	$ 1,934

Net Cash

Net cash is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period.  This measure is used by management to measure the Company's debt leverage.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH	Jun 30, 2024	Dec 31, 2023
Cash and cash equivalents	$ 154,302	$ 96,632
Less: Long term debt	(78,350)	(88,350)
NET CASH	$ 75,952	$ 8,282

Adjusted Earnings and Adjusted Earnings per share

Adjusted earnings excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.  The Company believes these measures are useful to market participants because they are important indicators of the strength of operations and the performance of the core business.  With the addition of performance share units ("PSUs") at the end of Q1 2023, the Company expects greater volatility in share-based payments expense going forward.  Accordingly, the effect of these PSUs in the calculation of adjusted earnings was excluded.

ADJUSTED EARNINGS	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Net income for the period	$ 24,265	$ 12,827	$ 41,750	$ 26,062
Unrealized foreign exchange	(1,520)	1,097	(2,431)	(706)
Accretion of deferred revenue	122	-	244	-
Share based compensation related to PSUs	167	92	291	92
ADJUSTED EARNINGS	$ 23,034	$ 14,016	$ 39,854	$ 25,448

Millions of shares outstanding - basic	318.0	311.2	316.6	308.8
Adjusted earnings per share - basic	$ 0.07	$ 0.05	$ 0.13	$ 0.08

Companies may choose to expense or capitalize their exploration expenditures.  The Company expenses exploration costs based on its accounting policy.  To assist the reader in comparing against those companies which capitalize their exploration costs, please note that included within Orla's net income (loss) for each period are exploration costs which were expensed, as follows:

	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Exploration & evaluation expense	$ 6,649	$ 7,201	$ 11,393	$ 14,067

Free Cash Flow

The Company believes market participants use Free Cash Flow to evaluate the Company's operating cash flow capacity to meet non-discretionary outflows of cash.  Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS.  Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Cash flow from operating activities	$ 48,969	$ 23,296	$ 77,119	$ 18,374
Cash flow from investing activities	(4,906)	(4,844)	(9,130)	(5,436)
FREE CASH FLOW	$ 44,063	$ 18,452	$ 67,989	$ 12,938

Millions of shares outstanding - basic	318.0	311.2	316.6	308.8
Free cash flow per share - basic	$ 0.14	$ 0.06	$ 0.21	$ 0.04

Cash Costs and All-In Sustaining Costs

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold.  Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations.  While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018.  Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

CASH COST	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Cost of sales - operating costs	$ 18,524	$ 13,458	$ 36,633	$ 25,250
Royalties	2,098	1,448	3,766	2,754
Silver sales	(3,256)	(475)	(4,566)	(899)
CASH COST	$ 17,366	$ 14,431	$ 35,833	$ 27,105

Ounces sold	34,875	29,773	66,921	56,632
Cash cost per ounce sold	$ 498	$ 485	$ 535	$ 479

ALL-IN SUSTAINING COST	Q2 2024	Q2 2023		YTD Q2 2024	YTD Q2 2023
Cash cost, as above	$ 17,366	$ 14,431		$ 35,833	$ 27,105
General and administrative expenses	3,878	3,107		7,747	6,372
Share based payments	715	620		2,046	1,727
Accretion of site closure provisions	131	113		243	257
Amortization of site closure provisions	137	136		253	261
Sustaining capital	4,755	1,443		9,369	2,588
Sustaining capitalized exploration expenses	128	696		541	696
Lease payments	175	222		374	384
ALL-IN SUSTAINING COST	$ 27,285	$ 20,768		$ 56,406	$ 39,390

Ounces sold	34,875	29,773		66,921	56,632
All-in sustaining cost per ounce sold	$ 782	$ 698		$ 843	$ 696

Exploration and Project Development Costs

Exploration and project development costs are calculated as the sum of these costs, some of which have been expensed and some of which have been capitalized.  The Company believes this measure provides a more fulsome understanding to readers of the level of expenditures incurred on such activities during the period.

EXPLORATION AND PROJECT DEVELOPMENT COSTS	Q2 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
Exploration and evaluation expense	$ 6,649	$ 7,201	$ 11,393	$ 14,067
Expenditures on mineral properties capitalized	3,103	3,284	6,979	4,873
EXPLORATION AND PROJECT DEVELOPMENT	$ 9,752	$ 10,485	$ 18,372	$ 18,940

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's production and cost outlook, including expected production, AISC, processing throughputs, operating costs, sustaining and non-sustaining capital expenditures, exploration and development expenditures, and general corporate and administrative expenses; the Company's exploration program, including timing, expenditures, and the goals and results thereof; the timing of permitting and construction at South Railroad; and mineral resource estimates. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; the impact of coronavirus ("COVID-19") on the Company's operations; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2024/12/c1570.html

%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development; www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 20:25e 12-AUG-24